Exhibit 99.8(WW)

Assignment of Revenue Sharing Agreement

February 2010

Re:                               Revenue Sharing Agreement with Columbia Management Distributors, Inc.

Dear Intermediary:

As you may be aware, over the coming months, it is anticipated that RiverSource Investments, LLC (“RiverSource”), the asset management arm of Ameriprise Financial, Inc. (“Ameriprise”), will acquire the long-term fixed income and equity asset management business (the “LT&E Business”) of Columbia Management Advisors, LLC and its related affiliates (“Columbia”), from Bank of America, N.A. (“Bank of America”).

Ameriprise is a publicly-traded, diversified financial services company with interests in the asset management, financial planning, banking and insurance businesses.  In connection with this transaction, Ameriprise will acquire the Columbia brand and will operate the LT&E Business under the Columbia brand.  RiverSource and Ameriprise intend to continue using the Columbia brand to help maintain the rich heritage associated with Columbia and its LT&E Business.

We see this transaction as a positive development for Columbia, our clients and for investors in Columbia-managed funds and 529 plans.  Ameriprise is a well-established company and shares our commitment to a strong investment culture and client service excellence.  We believe that this transaction with Ameriprise provides our LT&E Business and our employees with a strong resource from which to continue to serve our clients.

This transaction is anticipated to close in the spring of 2010 (the “Closing”), and will not result in any substantive change to the terms of your firm’s Revenue Sharing Agreement with Columbia Management Distributors, Inc. (“CMDI”), other than the substitution of RiverSource Fund Distributors, Inc. for  CMDI.

This transaction will result in an assignment of your Revenue Sharing Agreement.  In this regard, we ask that you please indicate your consent to the assignment of the Revenue Sharing Agreement by signing below and returning this document to us no later than April 1, 2010.  Unfortunately, failure to consent to this assignment may result in the termination of your Agreement effective as of the Closing.

Please return this signed letter in the enclosed posted-paid envelope or via facsimile to Charles Giorlando at 617-790-1223.

If you have any questions about the change in ownership of the LT&E Business of Columbia or about this letter, please contact us at 1-800-426-3750.  We look forward to the opportunity to continue serving you.

Sincerely,

Columbia Management Distributors, Inc.
Columbia Management Advisors, LLC
/s/Beth Brown
Managing Director

CONSENTED AND AGREED

INTEGRITY LIFE INSURANCE COMPANY
/s/ Kevin L. Howard
Senior Vice President and General Counsel
Date: 3/25/10

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